UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

Evolve Software, Inc. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
30049P 10 4 (CUSIP Number)
September 19, 2001 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 30049P 10 4

1.	Names of Reporting Persons. VicCorp, Inc. I.R.S. Identification Nos. of above persons (entities only). 94-3278311

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,216,749

	6.	Shared Voting Power

	7.	Sole Dipositive Power 2,216,749

	8.	Shared Dipositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,216,749

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Insructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) approximately 5.4% (see footnote1)

12.	Type of Reporting Person CO
1. based on 40,830,111 shares of Evolve Common Stock outstanding 9/12/01
2

Item 1.
(a)	Name of Issuer Evolve Software, Inc.
(b)	Address of Issuer's Principal Executive Offices 1400 65th Street, Suite 100 Emeryville, CA 94608

Item 2.
(a)	Name of Person Filing VivCorp., Inc.
(b)	Address of Principal Business Office or, if none, Residence 6114 LaSalle Avenue, #323 Oakland, CA 94611
(c)	Citizenship VivCorp is a Delaware Corportion
(d)	Title of Class of Securities Common Stock, par value $0.001 per share
(e)	CUSIP Number 30049P 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 2,216,749
(b)	Percent of class: approximately 5.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 2,216,749
	(ii)	Shared power to vote or to direct the vote not applicable
	(iii)	Sole power to dispose or to direct the disposition of 2,216,749
	(iv)	Shared power to dispose or to direct the disposition of not applicable

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction: Dissolution of a group requires a response to this item.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

          Pursuant to the terms of a Security Agreement, dated as of January 12, 2001, certain creditors of VivCorp, Inc. (the reporting person identified in Item 2(a)) have a security interest in the securities of the issuer identified in Item 1. As a result, such creditors also have a security interest in the dividends from such securities and in the proceeds from the sale of such securities. Under certain circumstances set forth in Security Agreement and related agreements, such creditors of VivCorp, Inc. may have the right to receive dividends from, or the proceeds from the sale of, the securities of the issuer identified in Item 1.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 06, 2001
VivCorp, Inc.
By:	/s/ Cynthia B. Padnos Cynthia B. Padnos
Title:	President & CEO

5